MAXCOM REPORTS RESULTS FOR THE THIRD QUARTER OF 2010

Mexico City, October 27, 2010. – Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended September 30, 2010.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures are expressed in millions of current Mexican Pesos. Numbers may vary due to rounding.

Results | Third Quarter 2010

Financial Summary:

	3Q10	3Q09	D%	9M10	9M09	D%
Million Pesos
Revenues	647	649	0%	1,938	1,931	0%
EBITDA	170	163	4%	491	474	3%
EBITDA Margin	26%	25%		25%	25%
Adj. EBITDA	171	163	5%	494	477	4%
Adj. EBITDA Margin	26%	25%		25%	25%
Net Income	(80)	(148)	N.A.	(211)	(327)	N.A.

Operating Highlights:

•	Total company Revenue Generating Units or RGUs, increased 10% to 558,934 in 3Q10 compared to the same period last year. The Company recorded RGU net additions of 1,940 during the quarter.
•	Total company customer base increased by 10% to reach 246,414 customers in 3Q10 compared to the same period last year.
•	When compared to the same period last year, voice RGUs increased by 3% to reach 378,405. Voice RGUs include residential voice, commercial voice, public telephony lines and wholesale lines.
•	Data residential RGUs increased by 52% to 82,699 in comparison to 54,452 in 3Q09.
•	The number of coin operated public phones totaled 41,217 a similar number to those in 3Q09.
•	The entire mobile RGU base totaled 45,474 units which is 18% less than the number registered in 3Q09.
•	Pay TV number of RGUs increased by 85% to 49,146 units in comparison to 26,523 in 3Q09.
•	Residential RGU per customer increased to 1.7 in 3Q10 from 1.6 in 3Q09.
•	Commercial RGU per customer increased to 17.8 in 3Q10 from 17.1 in 3Q09.

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Operating Results

	3Q10	3Q09	D%
Residential Customers	242,232	220,094	10%
Voice	232,765	213,728	9%
Data	79,053	50,288	57%
Mobile	37,608	47,375	(21%)
TV	49,146	26,523	85%

Residential RGUs	417,265	360,308	16%
Voice	240,148	224,010	7%
Data	82,699	54,452	52%
Mobile	45,272	55,323	(18%)
TV	49,146	26,523	85%
RGU per Residential Customer	1.7	1.6

Commercial Customers	4,135	4,642	(11%)
Voice	3,854	4,367	(12%)
Data	1,473	1,393	6%
Mobile	34	50	(32%)
Other	177	188	(6%)

Commercial RGUs	73,467	79,150	(7%)
Voice	70,055	75,412	(7%)
Data	2,779	2,893	(4%)
Mobile	202	383	(47%)
Other	431	462	(7%)
RGU per Commercial Customer	17.8	17.1

Public Telephony RGUs	41,217	41,227	0%

Wholesale RGUs	26,985	26,730	1%

Total RGUs	558,934	507,415	10%

Voice RGUs	378,405	367,379	3%
Total Number of Customers	246,414	224,779	10%

Revenues

Maxcom total revenues for the third quarter of 2010 were Ps.647 million, similar to the Ps.649 million recorded in the third quarter of 2009. The following table is a breakdown of the sources of revenue for the Company.

		3Q10	Weight %		3Q09	Weight %	D%
Residential	Ps.	273	42%	Ps.	238	37%	15%
Commercial		174	27%		196	30%	(11%)
Public Telephony		93	14%		119	18%	(22%)
Wholesale		105	16%		93	14%	12%
Other Revenue		3	0%		3	1%	(4%)
Total	Ps.	647	100%	Ps.	649	100%	0%

Total revenues for the first nine months ended September 30, 2010 were Ps.1,938 million, similar to the Ps.1,931 million recorded in the same period of last year. The following table is a breakdown of the sources of revenue for the Company:

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		9M10	Weight %		9M09	Weight %	D%
Residential	Ps.	758	39%	Ps.	706	37%	7%
Commercial		534	28%		589	31%	(9%)
Public Telephony		287	15%		346	18%	(17%)
Wholesale		349	18%		280	14%	25%
Other Revenue		10	0%		10	0%	(2%)
Total	Ps.	1,938	100%	Ps.	1,931	100%	0%

Residential
Residential revenues represented 42% of the total during 3Q10, compared with 37% in 3Q09. Revenues in the residential business segment reached Ps.273 million, an increase of 15% or Ps.35 million in comparison to Ps.238 million recorded in 3Q09.

The Ps.35 million increase in revenues was mainly the effect of higher recurrent charges by approximately Ps.40 million, driven mostly by data and TV products.

However, and partially offsetting this increase, installation charges decreased by Ps.2 million; and usage charges decreased by approximately Ps.3 million, mainly due to lower calling party pays usage.

For the nine months ended September 30, 2010, revenues from the residential business totaled Ps.758 million, or a 7% increase in comparison to the Ps.706 million registered in the same period 2009.

ARPU (average revenue per unit) for the residential business for 3Q10 was Ps.220 which is 3% less than the Ps.226 recorded in 3Q09.

Residential RGU per customer increased to 1.7 in 3Q10 from 1.6 in 3Q09.

Commercial
Commercial revenues represented 27% of the total during 3Q10, compared to 30% registered in 3Q09. Revenues in the Commercial Business reached Ps.174 million, a decrease of 11% in comparison to Ps.196 million recorded in 3Q09.

The 11% or Ps.22 million decrease in revenues during 3Q10 is mainly explained by a decrease in recurrent charges, the decrease in calling party pays usage, and in non recurrent charges.

For the nine months ended September 30, 2010, revenues from the commercial business totaled Ps.534 million, a 9% decrease in comparison to the Ps.589 million registered in the same period 2009.

ARPU of the commercial business for 3Q10 reached Ps.764 which is 7% lower than the Ps.823 recorded in 3Q09.

In addition, RGU per commercial customer increased to 17.8 in 3Q10 from 17.1 in 3Q09.

Public Telephony
Public Telephony represented 14% of total revenues during 3Q10. Revenues in this business unit totaled Ps.93 million, a decrease of 22% when compared to Ps.119 million in 3Q09. The decrease in revenues is attributed to a reduction in network usage, as a consequence of higher competition and the overall economic environment.

For the nine months ended September 30, 2010, revenues from the public telephony business totaled Ps.287 million, a 17% decrease in comparison to the Ps.346 million registered in the same period 2009.

Wholesale
In 3Q10, Wholesale revenues increased by 12% to reach Ps.105 million, in comparison to the Ps.93 million registered during the same period in the previous year. The increase in the Wholesale business revenues was mainly driven by higher traffic volume.

For the nine months ended September 30, 2010, revenues from the Wholesale business totaled Ps.349 million, a 25% increase in comparison to the Ps.280 million registered in the same period 2009.

Other Revenue
Other revenues contributed marginally and reached Ps.3 million, similar to Ps.3 million registered in 3Q09. For the nine months ended September 30, 2010, other revenues totaled Ps.10 million, similar to the Ps.10 million registered in the same period 2009.

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Network Operation Cost

Network Operation Costs in 3Q10 decreased by 6% or Ps.18 million to reach Ps.271 million in comparison to Ps.289 million in 3Q09. This decrease was mainly due to a 9% or Ps.23 million decrease in network operating services. However, and partially offsetting this positive effect, technical expenses increased by 14% or Ps.4 million, and a 23% or Ps.1 million in installation expenses.

The Ps.23 million decrease in network operating services was driven by lower:

1.	Long distance interconnection costs of Ps.22 million;
2.	Calling party pays interconnection charges of Ps.6 million; and
3.	Internet services of Ps.1 million.

This decrease was partially offset by higher Pay TV content of Ps.4 million, lease of circuits and ports of Ps.1 million; and public telephony costs of Ps.1 million.

The Ps.4 million increase in technical expenses was related to maintenance and utilities’ costs.

For the nine months ended September 30, 2010 network operation costs totaled Ps.849 million, a 2% decrease when compared to the Ps.870 million registered in the same period of last year.

SG&A

SG&A expenses were Ps.206 million in 3Q10, 4% or Ps.9 million over the Ps.197 million reported in the same period of 2009. The Ps.9 million increase was mainly driven by higher marketing, maintenance, bad debt and leases. These increases were partially offset by lower salaries and external commissions.

For the nine months ended September 30, 2010 SG&A expenses totaled Ps.598 million, 2% above Ps.587 million reported in the same period last year.

EBITDA and Adjusted EBITDA

EBITDA for 3Q10 was Ps.170 million, an increase of 4% or Ps.7 million in comparison with Ps.163 million registered in the same period of last year. EBITDA Margin was 26% during the period, which compares favorably to 25% in 3Q09. For the nine months ended September 30, 2010, EBITDA amounted to Ps.491 million, a 3% increase in comparison to Ps.474 million recorded in the same period of 2009. EBITDA margin for the nine months of 2010 was 25%, similar to the 25% registered in the same period of 2009.

Adjusted EBITDA for 3Q10 was Ps.171 million, 5% higher than Ps.163 million registered in the same period of last year. Adjusted EBITDA Margin was 26% during the period, higher than the 25% recorded in 3Q09. For the nine months ended September 30, 2010, Adjusted EBITDA amounted to Ps.494 million, a 4% increase in comparison to Ps.477 million recorded in the same period of 2009. Adjusted EBITDA margin for the first nine months of 2010 was 25%, similar to the 25% registered during the same period of 2009.

Operating Income

The Company recorded an operating loss for 3Q10 of Ps.9 million in comparison to an operating income of Ps.5 million for the same period of 2009. For the nine months ended September 30, 2010 the company reported an operating loss of Ps.35 million, in comparison to operating loss of Ps.41 million reported in the same period last year.

Depreciation charges during the quarter were Ps.179 million, a 14% increase when compared to Ps.157 million reported during 3Q09.

Comprehensive Financial Result

During the quarter, the Company registered a comprehensive financial result of Ps.52 million, a Ps.63 million decrease when compared to Ps.115 million in the same period of 2009.

	3Q10	3Q09	ΔPs.	D%
Interest Expense	76	79	(3)	(4%)
Interest (Income)	0	(1)	1	N.A.
Exchange Rate (Gain) Loss – Net	(24)	37	(61)	N.A.
Total	52	115	(63)	N.A.

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The lower comprehensive financial result was a consequence of lower interest expense of Ps.3 million, and an exchange rate gain of Ps.24 million when compared to an exchange rate loss registered in the same period last year due to the peso exchange rate movements during the quarter.

For the nine months ended September 30, 2010, comprehensive financial result for the Company reached Ps.117 million, compared to the Ps.264 million recorded in the same period of 2009.

Taxes

The Company did not record any deferred income tax provisions during the quarter. During 3Q09 the Company recorded deferred income tax provisions of Ps.21 million.

Net Income

The Company posted a net loss during 3Q10 of Ps.80 million, in comparison to a net loss of Ps.148 million reported in the same period of 2009. For the nine months ended September 30, 2010, the Company registered a net loss of Ps.211 million in comparison to the net loss of Ps.327 million recorded in the same period of 2009.

Liquidity and Capital Sources

Millions of Pesos	Quarter Ended September 30, 2010	Quarter Ended September 30, 2009
Resources from Operations and Working Capital	110	88
CAPEX	(148)	(121)
Free Cash Flow	(38)	(33)
Financing Activities	(21)	3
Cash and Cash Equivalents at the Start of the Period	678	1,207
Cash and Cash Equivalents at the End of the Period	619	1,177

Millions of Pesos	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009
Resources from Operations and Working Capital	381	380
CAPEX	(499)	(657)
Free Cash Flow	(118)	(277)
Financing Activities	(250)	(137)
Cash and Cash Equivalents at the Start of the Period	987	1,591
Cash and Cash Equivalents at the End of the Period	619	1,177

Capital Expenditures

Capital Expenditures during the period totaled Ps.148 million, higher than the Ps.121 million recorded in 3Q09. Capital Expenditures were primarily used for telephone network systems and equipment for Maxcom’s network.

For the nine months ended September 30, 2010, capital expenditures reached Ps.499 million, lower than the Ps.657 million recorded in the same period of 2009.

Indebtedness

At September 30, 2010 the Company reported its Indebtedness level at Ps.2,589 million. The Company’s leverage ratio measured by Debt to EBITDA is at 3.9 times and the Net Debt to EBITDA is at 3.0 times.

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About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacan, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:
Antonia Gutiérrez Mexico City, Mexico (52 55) 4770-1170 antonia.gutierrez@maxcom.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statement in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEET
Thousand of Mexican Pesos (''Ps.'')

	As of September 30,
	2009		2010
ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	Ps	1,177,255	Ps	619,317
		1,177,255		619,317
Accounts receivable:
Customers, net of allowance		730,203		780,149
Value added tax refundable		174,400		193,045
Other sundry debtors		94,915		72,819
		999,518		1,046,013

Inventory		27,268		19,123
Prepaid expenses		29,338		32,869
Total current assets		2,233,379		1,717,322

Frequency rights, net		61,435		54,393
Telephone network systems and equipment, net		4,849,001		4,898,544
Intangible assets, net		222,279		196,611
Financial instruments		61,094		73,543
Deposits		7,579		7,542
Deferred taxes		168,266		229,831
Prepaid expenses long term		11,738		6,881
Other assets		6,357		2,151

Total assets	Ps	7,621,128	Ps	7,186,818

LIABILITIES
CURRENT LIABILITIES:
Interest payable		91,117		84,348
Accounts payable and accrued expenses		531,570		454,434
Notes payable		1,596		938
Customers deposits		2,239		2,187
Hedging valuation		2,170		-
Payroll and other taxes payable		46,920		52,187
Total current liabilities		675,612		594,094

LONG-TERM LIABILITIES:
Senior notes		2,700,840		2,500,220
Notes payable		-		3,028
Other accounts payable		48,850		50,555
Pensions and post-retirement obligations		29,886		39,653
Other long term liabilities		41,077		40,092
Long Term Liabilities		2,820,653		2,633,548
Total liabilities	Ps	3,496,265	Ps	3,227,642

SHAREHOLDERS' EQUITY
Capital stock		5,410,244		5,410,244
Premium on capital stock		810,088		813,000
Accumulated deficit		(1,756,092)		(2,046,911)
Net profit (loss) for the period		(326,599)		(210,904)
Share repurchase program		(12,778)		(6,253)
Total shareholders' equity	Ps	4,124,863	Ps	3,959,176

Total liabitilies and equity	Ps	7,621,128	Ps	7,186,818

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MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,						9 months ended September 30,
	2009		%	2010		%	2009		%	2010		%

TOTAL REVENUES	Ps.	649,235	100%	Ps.	646,980	100%	Ps.	1,931,427	100%	Ps.	1,937,917	100%

Network operating services		258,747	40%		236,228	37%		762,705	39%		754,871	39%
Technical expenses		27,928	4%		31,828	5%		99,353	5%		84,225	4%
Installation expenses		2,742	0%		3,360	1%		8,319	0%		10,054	1%
Cost of network operation		289,417	45%		271,416	42%		870,377	45%		849,150	44%

GROSS PROFIT		359,818	55%		375,564	58%		1,061,050	55%		1,088,767	56%

Selling, general and administrative expense		197,295	30%		206,040	32%		586,860	30%		598,159	31%

EBITDA		162,523	25%		169,524	26%		474,190	25%		490,608	25%

Depreciation and amortization		157,273			178,704			515,473			525,966

Operating income (loss)		5,250			(9,180)			(41,283)			(35,358)

Comprehensive (income) cost of financing:
Interest expense		79,281			75,739			229,665			239,150
Interest (income) loss, net		(683)			(344)			(5,915)			(13,621)
Exchange (income) loss, net		37,376			(23,111)			39,792			(108,255)
		115,974			52,284			263,542			117,274

Other (Income) Expense		16,321			18,764			42,485			58,272

INCOME (LOSS) BEFORE TAXES		(127,045)			(80,228)			(347,310)			(210,904)

Taxes:
Defered Income Tax		20,711			-			(20,711)			-
Total tax		20,711			-			(20,711)			-

NET INCOME (LOSS)	Ps.	(147,756)		Ps.	(80,228)		Ps.	(326,599)		Ps.	(210,904)

Adjusted EBITDA		163,107			171,179			476,665			493,836
% of revenue adjusted EBITDA		25%			26%			25%			25%

Weighted average basic shares		789,819			789,819			789,819			789,819
Weighted average fully diluted		829,337			833,631			829,337			833,631

Earnings per share basic		(0.19)			(0.10)			(0.41)			(0.27)
Earnings per share diluted		(0.18)			(0.10)			(0.39)			(0.25)

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MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOW
Thousand of Mexican Pesos (''Ps.'')

	3 months ended September 30,				9 months ended September 30,
	2009		2010		2009		2010

Operating Activities:
Income before taxes	Ps.	(127,043)	Ps.	(80,227)	Ps.	(347,310)	Ps.	(210,904)

Items without cash flow		231,782		262,193		728,760		730,911
Cash flow from income/loss before taxes		104,739		181,966		381,450		520,007

Cash flow from:
Accounts receivables		(8,052)		(25,246)		(14,000)		(83,592)
Inventory		(1,109)		2,882		13,608		(2,749)
Accounts payables		13,734		(45,482)		16,737		(76,779)
Other assets and liabilities		(21,465)		(4,564)		(17,933)		24,139
Cash flow from operation activities		(16,892)		(72,410)		(1,588)		(138,981)

Net cash flow from operating activities		87,847		109,556		379,862		381,026

Cash flow from:
Telephone network systems and equipment, net		(120,693)		(122,941)		(587,134)		(423,755)
Other intangible assets		-		(25,000)		(70,000)		(75,000)
Cash flow from capital expeditures		(120,693)		(147,941)		(657,134)		(498,755)

Cash in excess/(required) to be used in financing activities		(32,846)		(38,385)		(277,272)		(117,729)

Cash flow from :
Senior notes		-		(31,120)		-		(111,520)
Vendor financing		(857)		1,941		(2,758)		3,966
Additional paid in capital		(7,355)		1,946		(6,354)		4,434
Other financing activities		11,634		6,163		(127,766)		(147,177)
Cash flow from financing activities		3,422		(21,070)		(136,878)		(250,297)

Increase (decrease) in cash and temporary investments		(29,424)		(59,455)		(414,150)		(368,026)

Cash and cash equivalents at beginning of the period		1,206,679		678,772		1,591,405		987,343
Cash and cash equivalents at the end of the period	Ps.	1,177,255	Ps.	619,317	Ps.	1,177,255	Ps.	619,317

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